UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-41412

ioneer Ltd
(Translation of registrant’s name into English)

Suite 5.03, Level 5, 140 Arthur Street
North Sydney, NSW 2060, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (this “Amendment No. 1”) is an amendment to the Report on Form 6-K of ioneer Ltd (the “Company”) for the month of October 2022, originally filed with the U.S. Securities and Exchange Commission on October 28, 2022 (the “Original 6-K”). The Company advises that the following correction has been made to the September 2022 Quarterly Activities Report included as Exhibit 99.1 (the “Original Quarterly Activities Report”) to the Original 6-K:

1.
Under “Capital Structure,” the Original Quarterly Activities Report reported that cash and cash equivalents was US$97.0 million due to a typographical error. Reported cash and cash equivalents, as shown in the Company’s cash flow report attached as Exhibit 99.2 to the Original 6-K, was US$77.0 million.  The Company is filing a revised Exhibit 99.1 hereto to reflect the correct amount.

The amended Quarterly Activities Report is filed with this Amendment No. 1 as Exhibit 99.1. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original 6-K, or reflect any events that have occurred after the Original 6-K was originally filed.

EXHIBIT INDEX
The following exhibits are filed as part of this Amendment No. 1:

Exhibit	Description
99.1	Quarterly Activities Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ioneer Ltd
(registrant)

Date: October 31, 2022	By:	/s/ Ian Bucknell
Name:	Ian Bucknell
Title:	Chief Financial Officer & Company Secretary